UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Misonix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

604871103 (CUSIP Number)

CUSIP No. 604871103	13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person V4, Inc. 59-3497572

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Incorporated in the State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 195,870 6. Shared Voting Power none 7. Sole Dispositive Power 195,870 8. Shared Dispositive Power none

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,870

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ No

11.	Percent of Class Represented by Amount in Row (9) 3.2%

12.	Type of Reporting Person* IA

Last Update: 11/05/2002

SCHEDULE 13 G

Item 1.

(a) Misonix, Inc.

(b) 1938 New Highway

      Farmingdale, NY 11735

Item 2.

(a) V4, Inc.

(b) 201 S. Orange Ave, Suite 870

      Orlando, FL 32801

(c) USA

(d) common stock

(e) 604871103

Item 3.

(e) X

Item 4. Ownership

(a) 195,870 shares

(b) 3.2%

(c) (i) 195,870 shares

     (iii) 195,870 shares

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 02/19/2003

/s/ James A. Hughes, Jr.
James A. Hughes, Jr., President